SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                   SCHEDULE TO
                                 (RULE 14D-100)

            TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                       UBS PW TECHNOLOGY PARTNERS, L.L.C.
                                (Name of Issuer)

                       UBS PW TECHNOLOGY PARTNERS, L.L.C.
                      (Name of Person(s) Filing Statement)

                       LIMITED LIABILITY COMPANY INTERESTS
                         (Title of Class of Securities)

                                       N/A
                      (CUSIP Number of Class of Securities)

                             Mark D. Goldstein, Esq.
                              UBS PaineWebber Inc.
                           1285 Avenue of the Americas
                            New York, New York 10019
                                 (212) 713-2000
       (Name, Address and Telephone Number of Person Authorized to Receive
     Notices and Communications on Behalf of the Person(s) Filing Statement)

                                 With a copy to:
                             Stuart H. Coleman, Esq.
                          Stroock & Stroock & Lavan LLP
                                 180 Maiden Lane
                            New York, New York 10038
                                 (212) 806-5400

                                November 22, 2002
                       (Date Tender Offer First Published,
                       Sent or Given to Security Holders)


                            CALCULATION OF FILING FEE

--------------------------------------------------------------------------------------------------
Transaction Valuation:   $200,000,000 (a)                     Amount of Filing Fee:  $18,400 (b)
--------------------------------------------------------------------------------------------------

(a) Calculated as the aggregate maximum purchase price for limited liability company interests.
(b) Calculated at .0092% of the Transaction Valuation.
[ ] Check the box if any part of the fee is offset as provided by Rule 0-1l(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: ___________________________
Form or Registration No.: ___________________________
Filing Party: ______________________________________________
Date Filed: ________________________________________________

[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

[ ] third-party tender offer subject to Rule 14d-1.

[x] issuer tender offer subject to Rule 13e-4.

[ ] going-private transaction subject to Rule 13e-3.

[ ] amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]

                             INTRODUCTORY STATEMENT

This Tender Offer Statement on Schedule TO relates to a tender offer by UBS PW Technology Partners, L.L.C., a closed-end, non-diversified, management investment company organized as a Delaware limited liability company (the "Fund"), to purchase limited liability company interests (the "Interests"). Subject to the conditions set forth in the Offer to Purchase and related Letter of Transmittal (attached as Exhibit B and Exhibit C, respectively), the Fund will purchase up to $200,000,000 in Interests that are tendered and not withdrawn prior to 12:00 midnight, New York Time, on December 23, 2002, subject to any extensions of the Offer to Purchase. The information set forth in the Offer to Purchase and the Letter of Transmittal is incorporated herein by reference with respect to Items 1, 2, 4 through 9 and 11 of this Schedule TO.

ITEM 3. IDENTITY AND BACKGROUND OF FILING PERSON.

          (a) The name of the filing person is UBS PW Technology Partners, L.L.C. The Fund's principal executive office is located at 1285 Avenue of the Americas, New York, New York 10019 and the telephone number is (212) 713-2000. The adviser of the Fund is PW Fund Advisor, L.L.C. (the "Adviser"). The principal executive office of the Adviser is located at 1285 Avenue of the Americas, New York, New York 10019 and the telephone number is (212) 713-2000. The Fund's Directors are E. Garrett Bewkes, Jr., Meyer Feldberg, George W. Gowen and M. Cabell Woodward, Jr. Their address is c/o UBS PaineWebber Inc., attention: Alternative Investment Group, at 1285 Avenue of the Americas, New York, New York 10019.

ITEM 10. FINANCIAL STATEMENTS.

          (a)(1) Reference is made to the following financial statements of PW Technology Partners, L.P. (of which the Fund is the successor by merger), which were prepared and furnished to investors pursuant to Rule 30b1-1 under the 1940 Act and filed with the Securities and Exchange Commission pursuant to Rule 30b2-1 under the 1940 Act, and which are incorporated by reference in their entirety for the purpose of filing this Schedule TO:

          Audited financial statements for the year ended December 31, 2000, previously filed on EDGAR on Form N-30D on March 7, 2001;

          Audited financial statements for the year ended December 31, 2001, previously filed on EDGAR on Form N-30D on March 6, 2002; and

          Unaudited financial statements for the six month period ended June 30, 2002, previously filed on EDGAR on Form N-30D on August 23, 2002.


               (2) The Fund is not required to and does not file quarterly unaudited financial statements under the Securities Exchange Act of 1934, as amended. The Fund does not have shares, and consequently does not have earnings per share information.

               (3) Not Applicable.

               (4) The Fund does not have shares, and consequently does not have book value per share information.

          (c) The Fund's assets will be reduced by the amount of the tendered Interests. Thus, income relative to assets may be affected by the tender offer. The Fund does not have shares and consequently does not have earnings or book value per share information.

ITEM 12. EXHIBITS.

     A.   Cover Letter to Offer to Purchase and Letter of Transmittal.

     B.   Offer to Purchase.

     C.   Form of Letter of Transmittal.

     D.   Form of Notice of Withdrawal of Tender.

     E. Forms of Letters from the Fund to Investors in connection with acceptance of offers of tender.

                                    SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                                     UBS PW TECHNOLOGY PARTNERS, L.L.C.

                                       By: PW Fund Advisor, L.L.C.


                                            By:
                                               -----------------------------
                                               Name: Michael Mascis
                                               Title:  Authorized Signatory

November 22, 2002

                                  EXHIBIT INDEX

EXHIBIT

A    Cover Letter to Offer to Purchase and Letter of Transmittal.

B    Offer to Purchase.

C    Form of Letter of Transmittal.

D    Form of Notice of Withdrawal of Tender.

E Forms of Letters from the Fund to Investors in connection with acceptance of offers of tender.

                                    EXHIBIT A

           Cover Letter to Offer to Purchase and Letter of Transmittal

--------------------------------------------------------------------------------
     IF YOU DO NOT WANT TO SELL YOUR LIMITED LIABILITY COMPANY INTERESTS AT
  THIS TIME, PLEASE DISREGARD THIS NOTICE. THIS IS SIMPLY NOTIFICATION OF THE
                              FUND'S TENDER OFFER.
--------------------------------------------------------------------------------

November 22, 2002

          Dear UBS PW Technology Partners, L.L.C. Investor:

          We are writing to inform you of important dates related to the tender offer by UBS PW Technology Partners, L.L.C. (the "Fund"). If you are not interested in selling your limited liability company interests at this time, please disregard this notice and take no action.

          The tender offer period will begin on November 22, 2002 and end on December 23, 2002. The purpose of the tender offer is to provide liquidity to investors who hold interests in the Fund. Fund interests can be redeemed by means of a tender offer only during one of the Fund's announced tender offers.

          Should you wish to sell any of your interests during this tender offer period, please complete and return the enclosed Letter of Transmittal (the last page will suffice) to PFPC in the enclosed postage-paid envelope. If you do not wish to sell any of your interests, simply disregard this notice. NO ACTION IS REQUIRED IF YOU DO NOT WISH TO REDEEM AT THIS TIME.

          All requests to tender interests must be RECEIVED by the Fund's Administrator, PFPC, either by mail or by fax (if by fax, please deliver an original, executed copy promptly thereafter) in good order by December 23, 2002. IF YOU ELECT TO TENDER, IT IS YOUR RESPONSIBILITY TO CONFIRM RECEIPT OF THE LETTER OF TRANSMITTAL WITH PFPC BY CALLING (877) 431-1973.

          If you have any questions, please refer to the attached Offer to Purchase document, which contains additional important information about the tender offer, or call your Financial Advisor or Tender Offer Administrator at our Administrator, (877) 431-1973.

Sincerely,

UBS PW Technology Partners, L.L.C.

                                    EXHIBIT B

                                Offer to Purchase

                       UBS PW TECHNOLOGY PARTNERS, L.L.C.
                           1285 Avenue of the Americas
                            New York, New York 10019

                  OFFER TO PURCHASE $200,000,000 IN OUTSTANDING
             LIMITED LIABILITY COMPANY INTERESTS AT NET ASSET VALUE
                             DATED November 22, 2002

                 THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT
          12:00 MIDNIGHT, NEW YORK TIME, ON Monday, December 23, 2002,
                          UNLESS THE OFFER IS EXTENDED

To the Investors of UBS PW Technology Partners, L.L.C.:

          UBS PW Technology Partners, L.L.C., a closed-end, non-diversified, management investment company organized as a Delaware limited liability company (the "Fund"), is offering to purchase for cash on the terms and conditions set forth in this offer to purchase ("Offer to Purchase") and the related Letter of Transmittal (which together with the Offer to Purchase constitutes the "Offer") up to $200,000,000 in interests in the Fund (the "Interests") or portions thereof pursuant to tenders by investors at a price equal to their estimated net asset value as of December 31, 2002, if the Offer expires on December 23, 2002. If the Fund elects to extend the tender period for any reason, for the purpose of determining the purchase price for tendered Interests, the estimated net asset value of such Interests will be determined at the close of business on the last business day of the month in which the tender offer actually expires. (As used in this Offer, the term "Interest," or "Interests," as the context requires, shall refer to the interests in the Fund and portions thereof representing beneficial interests in the Fund.) This Offer is being made to all investors of the Fund and is not conditioned on any minimum amount of Interests being tendered, but is subject to certain conditions described below. Interests are not traded on any established trading market and are subject to strict restrictions on transferability pursuant to the Fund's Limited Liability Company Agreement dated as of October 2002 (the "L.L.C. Agreement").

          Investors should realize that the value of the Interests tendered in this Offer likely will change between October 31, 2002 (the last time estimated net asset value was calculated) and November 30, 2002 (the next time estimated net asset value will be calculated) and December 31, 2002, when the value of the Interests tendered to the Fund will be determined for purposes of calculating the purchase price of such Interests. Investors should also note that although the tender offer expires on December 23, 2002, they remain investors in the Fund until December 31, 2002, when the estimated net asset value of their Interests is calculated. The Fund determines the estimated net asset value at least monthly based on the information it receives from the managers of the investment funds in which it invests and may determine the estimated net asset value more frequently. Any tendering investors that wish to obtain the most current estimated net asset value of their Interests on this basis should contact PFPC, at the telephone number or address set forth below, Monday through Friday, except holidays, during normal business hours of 9:00 a.m. to 5:00 p.m. (Eastern
Time).

          Investors desiring to tender all or any portion of their Interest in the Fund in accordance with the terms of the Offer should complete and sign the attached Letter of Transmittal (the last page will suffice) and mail or fax it to the Fund in the manner set forth below.

                                    IMPORTANT

          NEITHER THE FUND NOR THE ADVISER NOR ANY OF THE DIRECTORS MAKES ANY RECOMMENDATION TO ANY INVESTOR AS TO WHETHER TO TENDER OR REFRAIN FROM TENDERING INTERESTS. INVESTORS MUST MAKE THEIR OWN DECISIONS WHETHER TO TENDER INTERESTS, AND, IF SO, THE PORTION OF THEIR INTERESTS TO TENDER.

          BECAUSE EACH INVESTOR'S INVESTMENT DECISION IS A PERSONAL ONE, BASED ON ITS FINANCIAL CIRCUMSTANCES, NO PERSON HAS BEEN AUTHORIZED TO MAKE ANY RECOMMENDATION ON BEHALF OF THE FUND AS TO WHETHER INVESTORS SHOULD TENDER INTERESTS PURSUANT TO THE OFFER. NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS IN CONNECTION WITH THE OFFER OTHER THAN THOSE CONTAINED HEREIN OR IN THE LETTER OF TRANSMITTAL. IF GIVEN OR MADE, SUCH RECOMMENDATION AND SUCH INFORMATION AND REPRESENTATIONS MUST NOT BE RELIED ON AS HAVING BEEN AUTHORIZED BY THE FUND.

          THIS TRANSACTION HAS NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED ON THE FAIRNESS OR MERITS OF SUCH TRANSACTION OR ON THE ACCURACY OR ADEQUACY OF THE INFORMATION CONTAINED IN THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS UNLAWFUL.

          Questions and requests for assistance and requests for additional copies of the Offer may be directed to the Fund's service agent.

                                       UBS PW Technology Partners, L.L.C.
                                       c/o PFPC
                                       P.O. Box 857
                                       Claymont, Delaware 19703-9911
                                       Phone:  (877) 431-1973
                                       Fax:    (302) 793-8201
                                               (302) 793-8202
                                       Attention: Tender Offer Administrator

                                TABLE OF CONTENTS

1.  Background and Purpose of the Offer...................................5
2.  Offer to Purchase and Price...........................................6
3.  Amount of Tender......................................................7
4.  Procedure for Tenders.................................................8
5.  Withdrawal Rights.....................................................8
6.  Purchases and Payment.................................................9
7.  Certain Conditions of the Offer......................................10
8.  Certain Information About the Fund...................................11
9.  Certain Federal Income Tax Consequences..............................12
10. Miscellaneous........................................................13
(Financial Statements to be enclosed)

SUMMARY TERM SHEET

     o As we said in your Fund's offering documents, we will buy your Interests at their estimated net asset value (that is, the estimated value of the Fund's assets minus its liabilities, multiplied by the proportionate interest in the Fund you desire to sell). This offer will remain open until midnight on December 23, 2002. Estimated net asset value will be calculated for this purpose on December 31, 2002.

     o To make sure we have calculated net asset value correctly, we will check it during the Fund's audit for calendar year 2002, which we expect will be completed in February 2003. If you tender your entire interest in the Fund, we will pay you in cash by approximately January 9, 2003, 95% of our calculation of the estimated net asset value as of December 31, 2002. We will owe you the balance, for which we will give you a promissory note that will be held for you by the Fund's Administrator, PFPC. If you tender part of your interest, leaving a remainder at least equal to $50,000 ($25,000 for certain eligible investors who are identified in the Confidential Memorandum of PW Technology Partners, L.P., of which the Fund is the successor by merger), we will pay all your proceeds in cash by approximately January 9th. We will obtain the cash to pay you, either from cash on hand, selling portfolio securities or through borrowings (which we do not intend to do).

     o Following this summary is a formal notice of our offer to purchase your Interests. Our offer remains open to you until midnight on December 23, 2002. Until this time, you have the right to change your mind and withdraw your Interests from consideration for purchase. If we do not accept your interests by midnight, December 23, 2002, you may still withdraw your Interests at any time after January 23, 2003, assuming your offer has not been accepted. Please note that tendering your Interests may trigger the payment by you of a performance bonus, if earned, to the Fund's Adviser for managing the Fund's assets. If you tender less than all your Interests, any performance bonus, if earned, will be paid only in respect of the Interests you tender.

     o If you would like us to purchase your Interests, you should mail or fax a Letter of Transmittal (the last page of the letter will suffice), enclosed with our offer, to PFPC at the address/fax number listed on page 2 of this Offer to Purchase, so that it is received before midnight, December 23, 2002. If you choose to fax the Letter of Transmittal, you should mail the original last page of the Letter of Transmittal to PFPC promptly after you fax it (although the original page does not have to be received before midnight, December 23, 2002). Of course, the estimated value of your Interests is likely to change between October 31, 2002 (the last time estimated net asset value was calculated) and November 30, 2002 (the next time it will be calculated) and December 31, 2002, when the estimated value of your investment will be determined for purposes of calculating your purchase price. The net asset value of your Interests is determined at least monthly and may be determined more frequently.

     o If you would like to obtain the estimated net asset value of your Interests, which we calculate at least monthly based on the information we receive from the managers of the investment funds in which we invest, you may contact PFPC, at the phone number or address listed above, Monday through Friday, except holidays, during normal business hours of 9:00 a.m. to 5:00 p.m. (Eastern Time).

     o Please note that just as you have the right to withdraw your Interests, we have the right to cancel, amend or postpone this offer at any time before midnight, December 23, 2002. Also realize that although the tender offer expires on December 23, 2002, you remain an investor in the Fund until December 31, 2002, when the estimated net asset value of your Interests is calculated.

     o IF YOU ELECT TO TENDER, IT IS YOUR RESPONSIBILITY TO CONFIRM RECEIPT OF THE LETTER OF TRANSMITTAL WITH PFPC. TO ASSURE GOOD DELIVERY, PLEASE SEND THE LETTER OF TRANSMITTAL TO PFPC AND NOT TO YOUR FINANCIAL ADVISOR.

          1. BACKGROUND AND PURPOSE OF THE OFFER. The purpose of the Offer is to provide liquidity to investors who hold Interests as contemplated by and in accordance with the procedures set forth in the Confidential Memorandum of PW Technology Partners, L.P., dated February 1999, as supplemented (the "Confidential Memorandum") and the L.L.C. Agreement. (The Fund is the successor by merger to PW Technology Partners, L.P.) The Confidential Memorandum and the L.L.C. Agreement, which were provided to each investor, provide that the Directors have the discretion to determine whether the Fund will purchase Interests from investors from time to time pursuant to written tenders. The Confidential Memorandum also states that PW Fund Advisor, L.L.C., the adviser of the Fund (the "Adviser"), expects that generally it will recommend to the Directors that the Fund repurchase Interests from investors twice each year in June and December. Because there is no secondary trading market for Interests and transfers of Interests are prohibited without prior approval of the Fund, the Directors have determined, after consideration of various matters, including, but not limited to, those set forth in the Confidential Memorandum, that the Offer is in the best interests of investors of the Fund to provide liquidity for Interests as contemplated in the Confidential Memorandum and the L.L.C. Agreement. The Directors intend to consider the continued desirability of the Fund making an offer to purchase Interests twice each year, but the Fund is not required to make any such offer.

          The purchase of Interests pursuant to the Offer will have the effect of decreasing the size of the Fund and increasing the proportionate interest in the Fund of investors who do not tender Interests. A reduction in the aggregate assets of the Fund may result in investors who do not tender Interests bearing higher costs to the extent that certain expenses borne by the Fund are relatively fixed and may not decrease if assets decline. These effects may be reduced or eliminated to the extent that additional subscriptions for Interests are made from time to time.

          Interests that are tendered to the Fund in connection with this Offer will be retired, although the Fund may issue new Interests from time to time in transactions not involving any public offering conducted pursuant to Rule 506 of Regulation D under the Securities Act of 1933, as amended.

          2. OFFER TO PURCHASE AND PRICE. The Fund will purchase, upon the terms and subject to the conditions of the Offer, up to $200,000,000 of those outstanding Interests that are properly tendered by and not withdrawn (in accordance with Section 5 below) before 12:00 midnight, New York time, on December 23, 2002 (such time and date being hereinafter called the "Initial Expiration Date"). If the Fund elects to extend the tender period for any reason, for the purpose of determining the purchase price for tendered Interests, the estimated net asset value of such Interests will be determined at the close of business on the last business day of the month in which the tender offer actually expires. The later of the Initial Expiration Date or the latest time and date to which the Offer is extended hereinafter is called the "Expiration Date." The Fund reserves the right to extend, amend or cancel the Offer as described in Sections 3 and 7 below. The purchase price of an Interest tendered will be its estimated net asset value as of the close of business on the last day of the month in which the Expiration Date occurs, payable as set forth in Section 6. The table below shows the estimated unaudited net asset value, as of November 1, 2002, of an initial capital contribution of $250,000 made as of the dates on which initial investments in PW Technology Partners, L.P. were accepted. The Fund is the successor by merger of PW Technology Partners, L.P.:


                                            UNAUDITED ESTIMATED NET ASSET VALUE
    MONTH CONTRIBUTION MADE                       AS OF NOVEMBER 1, 2002
    -----------------------                       ----------------------

    April 1999                                           $402,844
    May 1999                                             393,246
    June 1999                                            398,264
    July 1999                                            374,639
    August 1999                                          369,993
    September 1999                                       357,022
    October 1999                                         351,599
    November 1999                                        337,913
    December 1999                                        313,377
    January 2000                                         266,886
    February 2000                                        261,089
    March 2000                                           222,185
    April 2000                                           228,162
    May 2000                                             251,733
    June 2000                                            263,842
    July 2000                                            244,734
    August 2000                                          239,975
    September 2000                                       230,543
    October 2000                                         231,190
    November 2000                                        234,782
    December 2000                                        233,475
    January 2001                                         233,615
    February 2001                                        239,571
    March 2001                                           235,035
    April 2001                                           231,174
    May 2001                                             237,784
    June 2001                                            237,594
    July 2001                                            237,025
    August 2001                                          237,977
    September 2001                                       236,629
    October 2001                                         233,523
    November 2001                                        244,501
    December 2001                                        245,557
    January 2002                                         245,385
    February 2002                                        246,816
    March 2002                                           251,956
    April 2002                                           253,222
    June 2002                                            251,359

          As of the close of business on November 1, 2002, there were approximately $713,893,128 outstanding in capital of the Fund held in Interests (based on the unaudited estimated net asset value of such Interests). The Fund determines its estimated net asset value at least monthly based on information it receives from the managers of the investment funds in which it invests. Investors may obtain this information by contacting PFPC Inc. ("PFPC"), at the telephone number or address set forth on page 2, Monday through Friday, except holidays, during normal business hours of 9:00 a.m. to 5:00 p.m. (Eastern Time). Of course, the value of the Interests tendered by the investors likely will change between October 31, 2002 (the last time net estimated asset value was calculated) and November 30, 2002 (the next time it will be calculated) and December 31, 2002, when the value of the Interests tendered by investors will be determined for purposes of calculating the purchase price of such Interests and the time that investors will cease to be investors in the Fund.

          3. AMOUNT OF TENDER. Subject to the limitations set forth below, investors may tender their entire Interest or a portion of their Interest. However, an investor who tenders for repurchase only a portion of such investor's Interest shall be required to maintain a capital account balance equal to $50,000 ($25,000 for certain eligible investors who are identified in the Fund's Confidential Memorandum), net of the amount of the performance bonus, if any, that is to be debited from the capital account of the investor and credited to the capital account of the Adviser on the Expiration Date (the "Performance Bonus"). If an investor tenders an amount that would cause the investor's capital account balance to fall below the required minimum, the Fund reserves the right to reduce the amount to be purchased from such investor so that the required minimum balance is maintained. The Offer is being made to all investors of the Fund and is not conditioned on any minimum amount of Interests being tendered.

          If the amount of the Interests that are properly tendered pursuant to the Offer and not withdrawn pursuant to Section 5 below is less than or equal to $200,000,000 (or such greater amount as the Fund may elect to purchase pursuant to the Offer), the Fund will, on the terms and subject to the conditions of the Offer, purchase all of the Interests so tendered unless the Fund elects to cancel or amend the Offer, or postpone acceptance of tenders made pursuant to the Offer, as provided in Section 7 below. If more than $200,000,000 in Interests are duly tendered to the Fund before the expiration of the Offer and not withdrawn pursuant to Section 5 below, the Fund will, in its sole discretion, either (a) accept the additional Interests permitted to be accepted pursuant to Rule 13e-4(f)(1)(ii) under the Securities Exchange Act of 1934, as amended; (b) extend the Offer, if necessary, and increase the amount of Interests that the Fund is offering to purchase to an amount it believes sufficient to accommodate the excess Interests tendered as well as any Interests tendered during the extended Offer; or (c) accept Interests tendered on or before the Expiration Date for payment on a pro rata basis based on the aggregate estimated net asset value of tendered Interests. The Offer may be extended, amended or canceled in various other circumstances described in
Section 7 below. The Adviser does not intend to tender any Interests in the Offer other than capital in excess of its original contribution, which the Adviser reserves the right to tender. Accounts in which Mitchell Tanzman, a managing director of the managing member of the Adviser, has an interest, hold $226,536 in aggregate in Interests, and he has not advised the Fund as to whether he intends to tender in the Offer. Accounts in which Gregory Brousseau, a managing director of the managing member of the Adviser, has an interest, hold $104,112 in aggregate in Interests, and he has not advised the Fund as to whether he intends to tender in the Offer.

          4. PROCEDURE FOR TENDERS. Investors wishing to tender Interests pursuant to the Offer should mail a completed and executed Letter of Transmittal (the last page will suffice) to PFPC, to the attention of Tender Offer Administrator, at the address set forth on page 2, or fax a completed and executed Letter of Transmittal to PFPC, also to the attention of Tender Offer Administrator, at the fax numbers set forth on page 2. The completed and executed Letter of Transmittal must be received by PFPC, either by mail or by fax, no later than the Expiration Date. The Fund recommends that all documents be submitted to PFPC by certified mail, return receipt requested, or by facsimile transmission. An investor choosing to fax a Letter of Transmittal to PFPC must also mail the original completed and executed Letter of Transmittal (the last page will suffice) to PFPC promptly thereafter. If an investor elects to tender, it is the tendering investor's responsibility to confirm receipt of the Letter of Transmittal or other document with PFPC.

          Investors wishing to confirm receipt of a Letter of Transmittal may contact PFPC at the address and phone number set forth on page 2. The method of delivery of any documents is at the election and complete risk of the investor tendering an Interest, including, but not limited to, the failure of PFPC to receive any Letter of Transmittal or other document. All questions as to the validity, form, eligibility (including time of receipt) and acceptance of tenders will be determined by the Fund, in its sole discretion, and such determination shall be final and binding. The Fund reserves the absolute right to reject any or all tenders determined by it not to be in appropriate form or the acceptance of or payment for which would, in the opinion of counsel for the Fund, be unlawful. The Fund also reserves the absolute right to waive any of the conditions of the Offer or any defect in any tender with respect to any particular Interest or any particular investor, and the Fund's interpretation of the terms and conditions of the Offer will be final and binding. Unless waived, any defects or irregularities in connection with tenders must be cured within such time as the Fund shall determine. Tenders will not be deemed to have been made until the defects or irregularities have been cured or waived. Neither the Fund nor the Adviser nor Directors of the Fund shall be obligated to give notice of any defects or irregularities in tenders, nor shall any of them incur any liability for failure to give such notice.

          5. WITHDRAWAL RIGHTS. Any investor tendering an Interest pursuant to this Offer may withdraw its tender at any time on or before the Expiration Date and, if Interests have not then been accepted by the Fund, at any time after January 23, 2003. To be effective, any notice of withdrawal must be timely received by PFPC at the address or fax numbers set forth on page 2. A form to use to give notice of withdrawal is available by calling PFPC at the phone number indicated on page 2. All questions as to the form and validity (including time of receipt) of notices of withdrawal will be determined by the Fund, in its sole discretion, and such determination shall be final and binding. Interests properly withdrawn shall not thereafter be deemed to be tendered for purposes of the Offer. However, withdrawn Interests may be tendered prior to the Expiration Date by following the procedures described in Section 4.

          6. PURCHASES AND PAYMENT. For purposes of the Offer, the Fund will be deemed to have accepted (and thereby purchased) Interests that are tendered as, if and when it gives oral or written notice to the tendering investor of its election to purchase such Interest. As stated in Section 2 above, the purchase price of an Interest tendered by any investor will be the estimated net asset value thereof as of the close of business on December 31, 2002, if the Offer expires on the Initial Expiration Date. If the Fund elects to extend the tender period for any reason, for the purpose of determining the purchase price for tendered Interests, the estimated net asset value of such Interests will be determined at the close of business on the last business day of the month in which the tender offer actually expires. The estimated net asset value will be determined after all allocations to capital accounts of the investors required to be made by the L.L.C. Agreement, including in respect of any Performance Bonus, have been made.

          For investors who tender their entire Interest, payment of the purchase price will consist of: (1) cash in an aggregate amount equal to 95% of the estimated unaudited net asset value of Interests tendered by the investor and accepted by the Fund, determined as of December 31, 2002, payable by approximately January 9, 2003 (the "95% Cash Payment") and (2) a promissory note (the "Note"), entitling the holder thereof to a contingent payment equal to the excess, if any, of (a) the net asset value of the Interests tendered by the investor and accepted by the Fund as of the Expiration Date, determined as of December 31, 2002, based on the audited financial statements of the Fund for calendar year 2002, over (b) the 95% Cash Payment. The Note will be held for each tendering investor by PFPC as set forth below, will be prepared within approximately ten days after the Fund's estimated net asset value is calculated and will not be transferable. The Note will be payable in cash (in the manner set forth below) within approximately ten days after completion of the audit of the financial statements of the Fund for calendar year 2002, or on such earlier date as the Fund's Directors may determine. It is anticipated that the audit of the Fund's financial statements for calendar year 2002 will be completed by no later than 60 days after the end of the year. Any amounts payable under the Note will include interest, if any, earned by the Fund on an amount, deposited by the Fund in a segregated custodial account, equal to 5% of the estimated unaudited net asset value of Interests tendered by the investor and accepted by the Fund.

          Investors who tender a portion of their Interests (subject to maintenance of a minimum capital account balance) will receive cash in an aggregate amount equal to 100% of the estimated unaudited net asset value of Interests tendered by the investor and accepted by the Fund, determined as of December 31, 2002, payable by approximately January 9, 2003 (the "100% Cash Payment").

          Both the 95% Cash Payment and the 100% Cash Payment (together, the "Cash Payment") will be made by wire transfer directly to the tendering investor's brokerage account with UBS PaineWebber Inc. ("UBS PaineWebber") if such investor has a UBS PaineWebber account. Cash Payments wired directly to brokerage accounts will be subject upon withdrawal from such accounts to any fees that UBS PaineWebber would customarily assess upon the withdrawal of cash from such brokerage account. If such investor does not have a UBS PaineWebber account, the Cash Payment will be sent directly to its mailing address as listed in the Fund's records, unless such investor advises the Fund in writing of a change in its mailing address.

          The Note will be held for each investor by the Fund's Administrator, PFPC. Any contingent payment due pursuant to the Note will be deposited directly to the tendering investor's brokerage account at UBS PaineWebber if such investor has a UBS PaineWebber account, and will be subject upon withdrawal from such account to any fees that UBS PaineWebber would customarily assess upon the withdrawal of cash from such brokerage account.

          The Fund expects that the purchase price for Interests acquired pursuant to the Offer to Purchase, which will not exceed $200,000,000 (unless the Fund elects, in its sole and absolute discretion, to purchase a greater amount), will be derived from: (1) cash on hand; (2) the proceeds of the sale of and/or delivery of securities and portfolio assets held by the Fund; and/or (3) possibly borrowings, as described below. The Fund will segregate, with its custodian, cash or U.S. government securities or other liquid securities equal to the value of the amount estimated to be paid under any Notes as described above. Neither the Fund nor the Adviser nor Directors have determined at this time to borrow funds to purchase Interests in connection with the Offer to Purchase. However, depending on the dollar amount of Interests tendered and prevailing general economic and market conditions, the Fund, in its sole discretion, may decide to seek to borrow money to fund all or a portion of the purchase price. No borrowing facilities have been entered into to date.

          7. CERTAIN CONDITIONS OF THE OFFER. The Fund reserves the right, at any time and from time to time, to extend the period of time during which the Offer is pending by notifying investors of such extension. If the Fund elects to extend the tender period for any reason, for the purpose of determining the purchase price for tendered Interests, the estimated net asset value of such Interests will be determined at the close of business on the last business day of the month in which the tender offer actually expires. During any such extension, all Interests previously tendered and not withdrawn will remain subject to the Offer. The Fund also reserves the right, at any time and from time to time, up to and including acceptance of tenders pursuant to the Offer, to: (a) cancel the Offer in the circumstances set forth in the following paragraph and in the event of such cancellation, not to purchase or pay for any Interests tendered pursuant to the Offer; (b) amend the Offer; or (c) postpone the acceptance of Interests. If the Fund determines to amend the Offer or to postpone the acceptance of Interests tendered, it will, to the extent necessary, extend the period of time during which the Offer is open as provided above and will promptly notify investors.

          The Fund may cancel the Offer, amend the Offer or postpone the acceptance of tenders made pursuant to the Offer if: (a) the Fund would not be able to liquidate portfolio securities in a manner that is orderly and consistent with the Fund's investment objectives and policies in order to purchase Interests tendered pursuant to the Offer; (b) there is, in the Directors' judgment, any (i) legal action or proceeding instituted or threatened challenging the Offer or that otherwise would have a material adverse affect on the Fund, (ii) declaration of a banking moratorium by Federal or state authorities or any suspension of payment by banks in the United States or New York State that is material to the Fund, (iii) limitation imposed by Federal or state authorities on the extension of credit by lending institutions, (iv) suspension of trading on any organized exchange or over-the-counter market where the Fund has a material investment, (v) commencement of war, armed hostilities or other international or national calamity directly or indirectly involving the United States that is material to the Fund, (vi) material decrease in the estimated net asset value of the Fund from the estimated net asset value of the Fund as of the commencement of the Offer, or (vii) other event or condition that would have a material adverse effect on the Fund or its investors if Interests tendered pursuant to the Offer were purchased; or (c) the independent Directors of the Fund determine that it is not in the best interest of the Fund to purchase Interests pursuant to the Offer. However, there can be no assurance that the Fund will exercise its right to extend, amend or cancel the Offer or to postpone acceptance of tenders pursuant to the Offer.

          8. CERTAIN INFORMATION ABOUT THE FUND. The Fund is registered under the Investment Company Act of 1940, as amended (the "1940 Act"), as a closed-end, non-diversified, management investment company and is organized as a Delaware limited liability company. The Fund is the successor by merger of PW Technology Partners, L.P. The principal executive office of the Fund is located at 1285 Avenue of the Americas, New York, New York 10019 and the telephone number is (212) 713-2000. Interests are not traded on any established trading market and are subject to strict restrictions on transferability pursuant to the L.L.C. Agreement. The Fund's Directors are E. Garrett Bewkes, Jr., Meyer Feldberg, George W. Gowen and M. Cabell Woodward, Jr. Their address is c/o UBS PaineWebber Inc., attention: Alternative Investment Group, at 1285 Avenue of the Americas, New York, New York 10019. Accounts in which Mitchell Tanzman, a managing director of the managing member of the Adviser, has an interest, hold $ 226,536 in aggregate in Interests. Accounts in which Gregory Brousseau, a managing director of the managing member of the Adviser, has an interest, hold $104,112 in aggregate in Interests.

          The Fund does not have any plans or proposals that relate to or would result in: (a) the acquisition by any person of additional Interests (other than the Fund's intention to accept subscriptions for Interests from time to time in the discretion of the Fund) or the disposition of Interests, other than as disclosed in the Confidential Memorandum; (b) an extraordinary transaction, such as a merger, reorganization or liquidation, involving the Fund; (c) any material change in the present distribution policy or indebtedness or capitalization of the Fund; (d) any change in the identity of the Adviser or Directors of the Fund, or in the management of the Fund including, but not limited to, any plans or proposals to change the number or the term of the Directors of the Fund, to fill any existing vacancy for a Director of the Fund or to change any material term of the investment advisory arrangements with the Adviser; (e) a sale or transfer of a material amount of assets of the Fund (other than as the Directors determine may be necessary or appropriate to fund any portion of the purchase price for Interests acquired pursuant to this Offer to Purchase or in connection with the ordinary portfolio transactions of the Fund); (f) any other material change in the Fund's structure or business, including any plans or proposals to make any changes in its fundamental investment policy for which a vote would be required by Section 13 of the 1940 Act; or (g) any changes in the L.L.C. Agreement or other actions that may impede the acquisition of control of the Fund by any person.

          During the past 60 days, the only transactions involving the Interests that were effected by the Fund, the Adviser of the Fund, or any person controlling the Fund or controlling the Adviser were Interests issued in connection with the merger of the Fund and PW Technology Partners, L.P. and the aggregate subscriptions of $749,250 in Interests from investors.

          Based on November 1, 2002 estimated values, the Adviser beneficially owns $1,846,737 in Interests. The Adviser is entitled under the terms of the L.L.C. Agreement to receive, subject to certain limitations, the Performance Bonus, as specified in the L.L.C. Agreement and described in the Confidential Memorandum.

          9. CERTAIN FEDERAL INCOME TAX CONSEQUENCES. The following discussion is a general summary of the federal income tax consequences of the purchase of Interests by the Fund from investors pursuant to the Offer. Investors should consult their own tax advisers for a complete description of the tax consequences to them of a purchase of their Interests by the Fund pursuant to the Offer.

          An investor who tenders its entire Interest (and whose entire interest is accepted) to the Fund for repurchase generally will recognize capital gain or loss to the extent of the difference between the proceeds received by such investor (consisting of the 95% Cash Payment and the principal payment under the Note) and such investor's adjusted tax basis in its Interest. Gain, if any, will be recognized by a tendering investor only as and after the total proceeds received by such investor exceed the investor's adjusted tax basis in its interest. A loss, if any, may be recognized after the tendering investor has received payment under the Note. This capital gain or loss will be short-term or long-term depending upon the investor's holding period for its Interest at the time the gain or loss is recognized. Recently issued Treasury Regulations provide that an investor will have a divided (that is, fragmented) holding period for its interest if the investor makes contributions to the Fund at different times. Under the Treasury Regulations, each time the investor makes a contribution to the Fund, the investor will have a new holding period for that portion of its Interest determined by a fraction, the numerator of which is the amount of the contribution and the denominator of which is the investor's capital account immediately after the contribution. Certain cash contributions, if made within one year of a liquidating distribution, can be netted against the distribution. If the investor recognizes capital gain or loss in connection with a complete withdrawal from the Fund, the gain or loss is divided between long-term and short-term capital gain or loss in the same proportions as the holding period of the Interest is divided between the portion of the Interest held for more than one year and the portion of the Interest held for one year or less. A tendering investor will recognize ordinary income to the extent such investor's allocable share of the Fund's "unrealized receivables" exceeds the investor's basis in such unrealized receivables, as determined pursuant to the Treasury Regulations. For these purposes, accrued but untaxed market discount if any, on securities held by the Fund will be treated as an unrealized receivable with respect to the tendering investor. An investor who tenders less than its entire Interest to the Fund for repurchase will recognize gain (but not loss) in a similar manner only to the extent that the amount of the proceeds received (consisting of the 100% Cash Payment) exceeds such investor's adjusted tax basis in its Interest.

          Pursuant to the authority granted to it under the L.L.C. Agreement, the Adviser intends to specially allocate items of Fund capital gain, including short-term capital gain, to a withdrawing investor to the extent its liquidating distribution would otherwise exceed its adjusted tax basis in its Interest. Such a special allocation may result in the withdrawing investor recognizing capital gain, which may include short-term gain, in the investor's last taxable year in the Fund, thereby potentially reducing the amount of any long-term capital gain that, absent the special allocation, would otherwise have been recognized during the tax year in which it receives its liquidating distribution upon withdrawal.

          10. MISCELLANEOUS. The Offer is not being made to, nor will tenders be accepted from, investors in any jurisdiction in which the Offer or its acceptance would not comply with the securities or Blue Sky laws of such jurisdiction. The Fund is not aware of any jurisdiction in which the Offer or tenders pursuant thereto would not be in compliance with the laws of such jurisdiction. However, the Fund reserves the right to exclude investors from the Offer in any jurisdiction in which it is asserted that the Offer cannot lawfully be made. The Fund believes such exclusion is permissible under applicable laws and regulations, provided the Fund makes a good faith effort to comply with any state law deemed applicable to the Offer.

          The Fund has filed an Issuer Tender Offer Statement on Schedule TO with the Securities and Exchange Commission, which includes certain information relating to the Offer summarized herein. A free copy of such statement may be obtained from the Fund by contacting PFPC at the address and phone number set forth on page 2 or from the Securities and Exchange Commission's internet web site, http://www.sec.gov. For a fee, a copy may be obtained from the public reference office of the Securities and Exchange Commission at Judiciary Plaza, 450 Fifth Street, N.W., Washington, DC 20549.

                                    EXHIBIT C

                          Form of Letter of Transmittal

                              LETTER OF TRANSMITTAL
                               REGARDING INTERESTS
                                       IN
                       UBS PW TECHNOLOGY PARTNERS, L.L.C.
                   TENDERED PURSUANT TO THE OFFER TO PURCHASE
                             DATED NOVEMBER 22, 2002

          --------------------------------------------------------------
                   THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE
                   AT, AND THIS LETTER OF TRANSMITTAL MUST BE
                      RECEIVED BY PFPC EITHER BY MAIL OR BY
                    FAX BY 12:00 MIDNIGHT, NEW YORK TIME, ON
                      MONDAY DECEMBER 23, 2002, UNLESS THE
                               OFFER IS EXTENDED.
          --------------------------------------------------------------

          COMPLETE THE LAST PAGE OF THIS LETTER OF TRANSMITTAL AND FAX
                OR MAIL IN THE ENCLOSED POSTAGE-PAID ENVELOPE TO:

                       UBS PW Technology Partners, L.L.C.
                                    c/o PFPC
                                  P.O. Box 857
                             Claymont, DE 19703-9911

                        Attn: Tender Offer Administrator

                           For additional information:
                              Phone: (877) 431-1973
                               Fax: (302) 793-8201
                                 (302) 793-8202

         TO ASSURE GOOD DELIVERY, PLEASE SEND THIS LETTER OF TRANSMITTAL
                   TO PFPC AND NOT TO YOUR FINANCIAL ADVISOR.

IF YOU DO NOT WISH TO SELL ANY OF YOUR INTERESTS, PLEASE DISREGARD THIS LETTER OF TRANSMITTAL.

Ladies and Gentlemen:

          The undersigned hereby tenders to UBS PW Technology Partners, L.L.C., a closed-end, non-diversified, management investment company organized under the laws of the State of Delaware (the "Fund"), the limited liability company interest in the Fund or portion thereof held by the undersigned, described and specified below, on the terms and conditions set forth in the offer to purchase, dated November 22, 2002 ("Offer to Purchase"), receipt of which is hereby acknowledged, and in this Letter of Transmittal (which together constituted the "Offer"). THE TENDER AND THIS LETTER OF TRANSMITTAL ARE SUBJECT TO ALL THE TERMS AND CONDITIONS SET FORTH IN THE OFFER TO PURCHASE, INCLUDING, BUT NOT LIMITED TO, THE ABSOLUTE RIGHT OF THE FUND TO REJECT ANY AND ALL TENDERS DETERMINED BY IT, IN ITS SOLE DISCRETION, NOT TO BE IN THE APPROPRIATE FORM.

          The undersigned hereby sells to the Fund the limited liability company interest in the Fund or portion thereof tendered hereby pursuant to the Offer. The undersigned hereby warrants that the undersigned has full authority to sell the limited liability company interest in the Fund or portion thereof tendered hereby and that the Fund will acquire good title thereto, free and clear of all liens, charges, encumbrances, conditional sales agreements or other obligations relating to the sale thereof, and not subject to any adverse claim, when and to the extent the same are purchased by it. Upon request, the undersigned will execute and deliver any additional documents necessary to complete the sale in accordance with the terms of the Offer.

          The undersigned recognizes that under certain circumstances set forth in the Offer, the Fund may not be required to purchase any of the limited liability company interest in the Fund or portions thereof tendered hereby.

          THE UNDERSIGNED ACKNOWLEDGES THAT THE METHOD OF DELIVERY OF ANY DOCUMENTS IS AT THE ELECTION AND THE COMPLETE RISK OF THE UNDERSIGNED, INCLUDING, BUT NOT LIMITED TO, THE FAILURE OF THE FUND'S ADMINISTRATOR, PFPC, TO RECEIVE ANY LETTER OF TRANSMITTAL OR OTHER DOCUMENT.

          Payment of the cash portion of the purchase price for the limited liability company interest in the Fund or portion thereof of the undersigned (the "Cash Payment"), as described in Section 6 of the Offer to Purchase, shall be sent to the undersigned by wire transfer to the undersigned's brokerage account at UBS PaineWebber Inc. ("UBS PaineWebber") if such investor has a UBS PaineWebber account. (The undersigned hereby represents and warrants that the undersigned understands that, for cash payments wired directly to an investor's brokerage account, upon a withdrawal of such cash payment from such account, UBS PaineWebber will impose such fees as it would customarily assess upon the withdrawal of cash from such brokerage account.) If such investor does not have a UBS PaineWebber account, the Cash Payment will be sent directly to its mailing address as listed in the Fund's records. A promissory note ("Note") reflecting the contingent payment portion of the purchase price, if any, as described in
Section 6 of the Offer to Purchase, will be held for such investor by PFPC. (Any contingent payment due pursuant to the Note will be deposited directly to the tendering investor's brokerage account at UBS PaineWebber if such investor has a UBS PaineWebber account, and, upon a withdrawal of such contingent payment from such account, UBS PaineWebber will impose such fees as it would customarily assess upon the withdrawal of cash from such brokerage account.) The undersigned recognizes that the amount of the Cash Payment will be based on the unaudited estimated net asset value as of December 31, 2002, of the limited liability company interest or portion thereof tendered, and that the contingent payment portion of the purchase price, if any, will be determined upon completion of the audit of the Fund's financial statements for calendar year 2002, which is anticipated to be completed not later than 60 days after the Fund's fiscal year end, and will be paid in cash within approximately ten days thereafter, or on such earlier date as the Fund's Directors may determine.

          All authority herein conferred or agreed to be conferred shall survive the death or incapacity of the undersigned and the obligation of the undersigned hereunder shall be binding on the heirs, personal representatives, successors and assigns of the undersigned. Except as stated in Section 5 of the Offer to Purchase, this tender is irrevocable.

                       UBS PW TECHNOLOGY PARTNERS, L.L.C.



--------------------------------------------------------------------------------
IF YOU DO NOT WANT TO SELL YOUR LIMITED LIABILITY COMPANY INTEREST AT THIS TIME, PLEASE DISREGARD THIS NOTICE. THIS IS SIMPLY NOTIFICATION OF THE FUND'S TENDER OFFER. IF YOU CHOOSE TO TENDER, YOU ARE RESPONSIBLE FOR CONFIRMING THAT PFPC HAS RECEIVED YOUR DOCUMENTS. TO ASSURE GOOD DELIVERY, PLEASE SEND THIS PAGE TO PFPC AND NOT TO YOUR FINANCIAL ADVISOR.
--------------------------------------------------------------------------------

                                         --------------------------------------
                                         PLEASE FAX OR MAIL (THIS PAGE
                                         ONLY) IN THE ENCLOSED
                                         POSTAGE-PAID ENVELOPE TO:

                                             UBS PW Technology Partners, L.L.C.
                                             c/o PFPC
                                             P.O. Box 857
                                             Claymont, DE  19703-9911
                                             Attn:  Tender Offer Administrator

                                         For additional information:
                                             Phone:  (877) 431-1973
                                             Fax:    (302) 793-8201
                                                     (302) 793-8202
                                         --------------------------------------
PART 1. NAME:

Name of Investor: _____________________________________________________________

SS# or Taxpayer ID #: ______________________________________  Phone #: ________

UBS PaineWebber Brokerage Account # (if applicable): __________________________

PART 2. AMOUNT OF LIMITED LIABILITY COMPANY INTEREST IN THE FUND TO BE TENDERED:

/_/  Entire limited liability company interest.

/_/ Portion of limited liability company interest expressed as a specific dollar value. $_____________________ Subject to maintenance of a minimum limited liability company interest equal to $50,000 ($25,000 for certain eligible investors who are identified in the Fund's Confidential Memorandum), net of any Performance Bonus (the "Required Minimum Balance"). THE UNDERSIGNED UNDERSTANDS THAT IF THE UNDERSIGNED TENDERS AN AMOUNT THAT WOULD CAUSE THE UNDERSIGNED'S CAPITAL ACCOUNT BALANCE TO FALL BELOW THE REQUIRED MINIMUM BALANCE, THE FUND RESERVES THE RIGHT TO REDUCE THE AMOUNT TO BE PURCHASED FROM THE UNDERSIGNED SO THAT THE REQUIRED MINIMUM BALANCE IS MAINTAINED.

PART 3. SIGNATURE(S):

-------------------------------------------------------------------------------
FOR INDIVIDUAL INVESTORS AND JOINT TENANTS:

SIGNATURE:                             ________________________________________
                                       (Signature of Owner(s) Exactly as
                                        Appeared on Investor Application)/Date


PRINT NAME OF INVESTOR:                ________________________________________


JOINT TENANT SIGNATURE:                ________________________________________
(If joint tenants, BOTH MUST SIGN.)    (Signature of Owner(s) Exactly as
                                        Appeared on Investor Application)/Date


PRINT NAME OF JOINT TENANT:            ________________________________________

-------------------------------------------------------------------------------

FOR OTHER INVESTORS:


PRINT NAME OF INVESTOR:                 _______________________________________


SIGNATURE:                              _______________________________________
                                        (Signature of Owner(s) Exactly as
                                        Appeared on Investor Application)/Date


PRINT NAME OF SIGNATORY AND TITLE:      _______________________________________


CO-SIGNATORY IF NECESSARY:              _______________________________________
                                        (Signature of Owner(s) Exactly as
                                        Appeared on Investor Application)/Date


PRINT NAME AND TITLE OF CO-SIGNATORY:   _______________________________________

-------------------------------------------------------------------------------

                                    EXHIBIT D

                     Form of Notice of Withdrawal of Tender

                         NOTICE OF WITHDRAWAL OF TENDER

                             REGARDING INTERESTS IN

                       UBS PW TECHNOLOGY PARTNERS, L.L.C.

                   TENDERED PURSUANT TO THE OFFER TO PURCHASE
                             DATED NOVEMBER 22, 2002

                  ---------------------------------------------
                   THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE
                    AT, AND THIS NOTICE OF WITHDRAWAL MUST BE
                      RECEIVED BY PFPC EITHER BY MAIL OR BY
                    FAX BY 12:00 MIDNIGHT, NEW YORK TIME, ON
                      MONDAY, DECEMBER 23, 2002, UNLESS THE
                               OFFER IS EXTENDED.
                  ---------------------------------------------

             COMPLETE THIS NOTICE OF WITHDRAWAL AND FAX OR MAIL TO:
                       UBS PW Technology Partners, L.L.C.
                                    c/o PFPC
                                  P.O. Box 857
                             Claymont, DE 19703-9911

                        Attn: Tender Offer Administrator

                          For additional information:
                          Phone: (877) 431-1973
                          Fax:   (302) 793-8201
                                 (302) 793-8202


         TO ASSURE GOOD DELIVERY, PLEASE SEND THIS NOTICE OF WITHDRAWAL
                   TO PFPC AND NOT TO YOUR FINANCIAL ADVISOR.

                       UBS PW TECHNOLOGY PARTNERS, L.L.C.


Ladies and Gentlemen:

          Please withdraw the tender previously submitted by the undersigned in a Letter of Transmittal.

UBS PaineWebber Brokerage Account # (if applicable): _________________________


-------------------------------------------------------------------------------
FOR INDIVIDUAL INVESTORS AND JOINT TENANTS:


SIGNATURE:                             ________________________________________
                                       (Signature of Owner(s) Exactly as
                                        Appeared on Investor Application)/Date


PRINT NAME OF INVESTOR:                ________________________________________


JOINT TENANT SIGNATURE:                ________________________________________
(If joint tenants, BOTH MUST SIGN.)    (Signature of Owner(s) Exactly as
                                        Appeared on Investor Application)/Date


PRINT NAME OF JOINT TENANT:            ________________________________________

-------------------------------------------------------------------------------

FOR OTHER INVESTORS:


PRINT NAME OF INVESTOR:                 _______________________________________


SIGNATURE:                              _______________________________________
                                        (Signature of Owner(s) Exactly as
                                        Appeared on Investor Application)/Date


PRINT NAME OF SIGNATORY AND TITLE:      _______________________________________


CO-SIGNATORY IF NECESSARY:              _______________________________________
                                        (Signature of Owner(s) Exactly as
                                        Appeared on Investor Application)/Date


PRINT NAME AND TITLE OF CO-SIGNATORY:   _______________________________________

-------------------------------------------------------------------------------

                                    EXHIBIT E

                         Forms of Letters from the Fund
         to Investors in connection with acceptance of offers of tender

--------------------------------------------------------------------------------
THIS LETTER IS BEING SENT TO YOU IF YOU TENDERED YOUR ENTIRE INTEREST IN THE
FUND.
--------------------------------------------------------------------------------

Dear Investor:

UBS PW Technology Partners, L.L.C. (the "Fund") has received and accepted your tender request. Enclosed is a statement showing the breakdown of your capital withdrawal and the manner in which it is being distributed, in accordance with the tender offer.

Since you have tendered your entire investment, you have been paid 95% of the amount requested, in accordance with the terms of the tender offer. The funds were wired directly into your UBS PaineWebber brokerage account if you have a UBS PaineWebber account. If you do not have a UBS PaineWebber account, the funds were mailed directly in the form of a check to you at your mailing address as listed in the Fund's records.

The remaining 5% of the amount requested is a contingent portion of the repurchased interest and is valued based on the unaudited estimated net asset value of the Fund as of December 31, 2002, and is subject to year-end audit adjustments which may cause a change in the value of the contingent portion of the repurchased interest. The contingent portion, together with interest, will be paid (subject to audit adjustment) within approximately ten days after the conclusion of the 2002 year-end audit, or on such earlier date as the Fund's Directors may determine, according to the terms of the tender offer. We expect the audit to be completed by the end of February 2003.

Should you have any questions, please feel free to contact the Fund's Administrator, PFPC, at (877) 431-1973.

Sincerely,


UBS PW Technology Partners, L.L.C.

Enclosure

--------------------------------------------------------------------------------
THIS LETTER IS BEING SENT TO YOU IF YOU TENDERED A PORTION OF YOUR INTEREST IN THE FUND.
--------------------------------------------------------------------------------

Dear Investor:

UBS PW Technology Partners, L.L.C. (the "Fund") has received and accepted your tender request. Enclosed is a statement showing the breakdown of your capital withdrawal.

Since you have tendered a portion of your investment, you have been paid 100% of the amount requested in cash, in accordance with the terms of the tender offer. The funds were wired directly into your UBS PaineWebber brokerage account if you have a UBS PaineWebber account. If you do not have a UBS PaineWebber account, the funds were mailed directly in the form of a check to you at your mailing address as listed in the Fund's records. You remain an investor with respect to the interest that you did not tender.

Should you have any questions, please feel free to contact the Fund's Administrator, PFPC, at (877) 431-1973.

Sincerely,


UBS PW Technology Partners, L.L.C.

Enclosure